

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 SEP -9 7:21

LETTER FOR MAINTENANCE OF EXEMPTION



03029725

2nd September 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. (202) 942 9624 / 9638
No. of Pages : 2

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement, replying to a query from the Kuala Lumpur Stock Exchange on the news article appearing on Bloomberg entitled "Genting, Sime Darby may revive bid for Loy Yang" - released on 2nd September 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD



NANCY YEOH POH YEW
Group Secretary

Encl.



c.c. Mr. Andres Estay
The Bank of New York

Fax: (212) 571-3050

/ggk/ADR



Form Version 2.0

General Announcement

Submitted by S DARBY on 02-09-2003 05:26:12 PM
Reference No SD-030902-41A9D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ○ **Announcement** ● **Reply to query**
Query letter by KLSE reference no. : **ZO-030819-60126**

* Subject :
Article entitled : "Genting, Sime Darby May Revive Bid for Loy Yang"

* **Contents :-**

We refer to the letter from the Kuala Lumpur Stock Exchange ("the Exchange") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 29th August 2003 and the news article appearing on Bloomberg on Thursday, 28th August 2003 which states that Sime Darby plans to revive a bid for the Loy Yang A power station, matching the AUD3.5 billion offer from a group led by Australian Gas Light Company.

Sime Darby wishes to inform the Exchange that, after due and diligent enquiry with its Directors, it has no intention to revive the bid for the Loy Yang A power station.

This announcement is dated 2nd September 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: